PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2012		2011		2011		2010		2009		2008		2007
	(Amounts in thousands)
Net income	$405,653		$421,509		$836,459		$696,114		$790,456		$973,872		$487,078
Less: Income allocated to noncontrolling interests which do not have fixed charges	(1,466)		(8,248)		(11,993)		(16,561)		(17,203)		(17,668)		(16,527)
Less: Equity in earnings of investments	(17,711)		(26,486)		(58,704)		(38,352)		(53,244)		(20,391)		(12,738)
Add: Cash distributions from investments	22,104		29,378		53,507		49,888		49,408		43,455		23,606
Less: Impact of discontinued operations	(281)		(1)		(2,977)		(7,415)		6,356		7,229		(54)
Adjusted net income	408,299		416,152		816,292		683,674		775,773		986,497		481,365
Interest expense	10,401		12,917		24,222		30,225		29,916		43,944		63,671
Total earnings available to cover fixed charges	$418,700		$429,069		$840,514		$713,899		$805,689		$1,030,441		$545,036
Total fixed charges - interest expense (including capitalized interest)	$10,445		$13,138		$24,586		$30,610		$30,634		$45,942		$68,417

Cumulative preferred share cash dividends	$107,005		$116,256		$224,877		$232,745		$232,431		$239,721		$236,757
Preferred partnership unit cash distributions	-		-		-		5,930		9,455		21,612		21,612
Allocations pursuant to EITF Topic D-42	38,327		15,899		35,585		8,289		(78,218)		(33,851)		-
Total preferred distributions	$145,332		$132,155		$260,462		$246,964		$163,668		$227,482		$258,369
Total combined fixed charges and preferred share distributions	$155,777		$145,293		$285,048		$277,574		$194,302		$273,424		$326,786
Ratio of earnings to fixed charges	40.09	x	32.66	x	34.19	x	23.32	x	26.30	x	22.43	x	7.97	x
Ratio of earnings to fixed charges and preferred share distributions	2.69	x	2.95	x	2.95	x	2.57	x	4.15	x	3.77	x	1.67	x

Exhibit 12